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RECD S.E.C.

JAN 1 9 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2003 AND ENDING October 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIBC World Markets Corp. and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Lexington Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Rubacky 212-667-5831
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).**

Consolidated Statement of Financial Condition

CIBC World Markets Corp. and subsidiaries

Year ended October 31, 2004
with Report of Independent Registered Public Accounting Firm

(SEC I.D. No.8-18333)

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act.

CIBC World Markets

CIBC World Markets
US Finance
622 Third Avenue
New York, NY 10017

AFFIRMATION

We, Jeffrey Thibeault and Paul I. Rubacky, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to CIBC World Markets Corp. and subsidiaries (the "Company") for the year ended October 31, 2004 are true and correct and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeffrey D. Thibeault — 12-23-04
Chief Compliance Officer

December 23, 2004
Date

Paul I. Rubacky
Chief Financial Officer

December 23, 2004
Date

ERIC M. YEE
Notary Public State of New York
No. 02YE6018246
Qualified in Queens County
Commission Expires 1/11/07

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders' of
CIBC World Markets Corp. and subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and subsidiaries (the "Company") as of October 31, 2004. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of CIBC World Markets Corp. and subsidiaries at October 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

December 22, 2004

CIBC World Markets Corp. and subsidiaries

Consolidated Statement of Financial Condition

October 31, 2004
(000's omitted, except for share and par value information)

Assets	
Cash	$ 82,724
Securities purchased under agreements to resell	6,947,335
Receivable from broker-dealers and clearing organizations	3,766,383
Receivable from customers, net	908,786
Securities owned, at fair value, includes $1,236,231 of securities pledged	2,007,273
Deferred taxes	277,753
Other assets	197,198
Total assets	$14,187,452
Liabilities and shareholders' equity	
Liabilities:	
Securities sold under agreements to repurchase	$ 4,869,923
Payable to broker-dealers and clearing organizations	5,379,073
Payable to customers	514,938
Securities sold, not yet purchased, at fair value	1,354,975
Accrued employee compensation and benefits	277,813
Other liabilities and accrued expenses	413,976
	12,810,698
Commitments and Contingencies *(Notes 10 and 13)*	
Liabilities subordinated to claims of general creditors	1,045,500
Shareholders' equity:	
Common stock, par value $0.25 per share; 6,000 shares authorized; 5,034 shares issued and outstanding	1,259
Additional paid-in capital	665,262
Accumulated deficit	(335,314)
Accumulated other comprehensive income	47
	331,254
Total liabilities and shareholders' equity	$14,187,452

See notes to consolidated statement of financial condition.

CIBC World Markets Corp. and subsidiaries

Notes to Consolidated Statement of Financial Condition

October 31, 2004
(000's omitted)

1. Organization and Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC World Markets Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of CIBC Delaware Holdings, Inc. ("Inc."). Inc. is a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada.

All material intercompany balances have been eliminated in consolidation.

Nature of Business

The Company engages in providing clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a dealer in securities. In addition, the Company is a primary dealer in U.S. government securities.

Securities and Commodities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis. Securities and commodities transactions of the Company are recorded on a trade-date basis. The Company executes trades for customers on both an agency or principal basis.

Securities owned and securities sold, not yet purchased, are valued at fair value. The fair values of trading positions are generally based on listed market prices.

1. Organization and Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net if the conditions of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

1. Organization and Significant Accounting Policies (continued)

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin lending agreements is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under SEC Rule 15c3-3 and deposit requirements with clearing organizations. At October 31, 2004, the fair value of collateral accepted under reverse repurchase agreements, in securities borrow transactions and for customer margin loans was $13,161,410 of which $12,029,309 was sold or repledged.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and fixtures is provided on a straight-line basis over their useful lives. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

1. Organization and Significant Accounting Policies (continued)

Intangible Assets

The Company uses purchase method accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and if impaired are written down to fair value. For the year ended October 31, 2004, the Company recorded an impairment charge against goodwill and intangible assets.

Use of Estimates

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ materially from these estimates.

Fair Value of Certain Liabilities

Liabilities subordinated to claims of general creditors are recorded at their carrying amount of $1,045,500. At October 31, 2004, the fair value of liabilities subordinated to claims of general creditors was approximately $1,048,000.

Currency Translation

Assets and liabilities of foreign subsidiaries are translated at year-end currency exchange rates. Adjustments that result from translating foreign currency financial statements, net of related tax effects, are reported separately in shareholders' equity as accumulated other comprehensive income on the consolidated statement of financial condition.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

New Accounting Pronouncement

FASB Interpretation No.46 ***Consolidation of Variable Interest Entities ("FIN 46")***

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities," which provides a framework for identifying a variable interest entity ("VIE") and requires a company to consolidate a VIE if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. In December 2003, FASB issued a revised FIN 46. The revised standard was effective for all entities no later than the end of the first reporting period ending after March 15, 2004. The Company adopted the standard in fiscal 2004. Implementation of FIN 46 had no effect on the Company's statement of financial condition.

2. Cash

Cash represents funds deposited with a financial institution that can be withdrawn. Substantially all cash is on deposit with major money center banks.

(000's omitted)

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2004 are as follows:

Receivable from broker-dealers and clearing organizations:	
Securities borrowed	$ 3,600,446
Clearing organizations	69,049
Securities failed to deliver	26,790
Receivable from Oppenheimer	36,145
Other	33,953
	$ 3,766,383
Payable to broker-dealers and clearing organizations:	
Securities loaned	$ 4,996,435
Clearing organizations	337,468
Securities failed to receive	18,178
Other	26,992
	$ 5,379,073

The Company has recorded a note receivable from Oppenheimer & Co. Inc. ("Oppenheimer") for deferred installment payments resulting from the sale of the US Wealth Management Division to Oppenheimer in January 2003.

Securities borrowed, securities loaned, securities failed to deliver and securities failed to receive are substantially short-term in nature, their carrying amounts are a reasonable estimate of fair value.

(000's omitted)

4. Receivable from and Payable to Customers

Balances receivable from customers are generally collateralized by marketable securities. Balances payable to customers primarily represent margin deposits for customer commodity transactions and amounts payable against receipts of marketable securities.

Receivable from customers is net of an allowance for doubtful accounts of $15 as of October 31, 2004.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of October 31, 2004 consist of the following (at fair value):

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government and agency obligations	$ 905,744	$ 888,847
Canadian government and provincial obligations	312,484	219,920
State and municipal obligations	22,362	127
Corporate bonds	348,001	166,617
Stocks and warrants	40,701	75,973
Money market funds	375,000	-
Options	2,981	3,491
	$ 2,007,273	$1,354,975

(000's omitted)

6. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, repurchase and reverse repurchase agreements, securities borrowed and loaned, trade execution and custodial services, and services related to investment banking and financial products activities. In addition, certain revenues and expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with CIBC policy.

The Company and its affiliates purchase goods and services from un-affiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice. The Company does not consider payments made under these contracts to be related party transactions.

The following amounts related to transactions with CIBC and affiliates are included in the accompanying consolidated statement of financial condition:

Assets	
Securities purchased under agreements to resell	$ 4,103,707
Receivable from broker-dealers and clearing organizations	15,946
Receivable from customers	880,482
Other assets	11,949
Liabilities	
Securities sold under agreements to repurchase	335,962
Payable to broker-dealers and clearing organizations	1,465,003
Payable to customers	356,548
Other liabilities and accrued expenses	43,750
Liabilities subordinated to the claims of general creditors	1,045,500

The Company has pledged securities with a fair value of $967,661 to an affiliate against securities borrowed from an affiliate with a fair value of $972,827.

(000's omitted)

7. Drafts Payable

Drafts payable represent amounts drawn by the Company against various banks. As these amounts are short-term in nature, their carrying amount is a reasonable indicator of the fair value. Drafts payable are reflected in other liabilities and accrued expenses on the Consolidated Statement of Financial Condition.

8. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors as of October 31, 2004, consist of the following:

Subordinated loan due November 2004	$ 75,000
Subordinated loan due December 2004	321,000
Subordinated loan due December 2007	249,500
Subordinated loan due March 2008	400,000
	$ 1,045,500

The subordinated loans maturing in November and December 2004 bear interest at 6.80% per annum. The loans maturing in December 2007 and March 2008 bear interest at the three-month LIBOR rate plus eighty-four basis points per annum. Additionally, the Company has revolving subordinated loan facilities which represent commitments by an affiliate to lend the Company a maximum of $600,000. These committed facilities expire $300,000 September 15, 2009 and $300,000 September 15, 2010, respectively and were not utilized as of October 31, 2004. The Company is not charged a fee for unutilized commitments. The Company refinanced the subordinated loans maturing November 2004 and December 2004 as a single subordinated loan on December 17, 2004 for a five-year term, which bears interest at the three-month LIBOR rate plus eighty-four basis points per annum.

The liabilities subordinated to claims of general creditors are subordinated to all existing and future claims of all non-subordinated creditors of the Company and have been approved as regulatory capital and constitute part of the Company's net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC and CFTC. The refinancing of the loans maturing in November and December 2004 will not impact the Company's ability to include such amounts as regulatory capital.

(000's omitted)

9. Income Taxes

The Company is part of the consolidated US federal income tax return filed by Inc. In addition, the Company is part of a general corporation combined group with various affiliates for New York State ("NYS") and New York City ("NYC") income tax purposes.

Pursuant to an intercompany tax allocation agreement, the Company's tax liability or benefit is computed as if a separate tax return had been filed for federal, NYS and NYC income tax purposes.

Under SFAS No. 109, *Accounting for Income Taxes("SFAS 109")*, temporary differences between recorded amounts and the tax bases of assets and liabilities are accounted for at current income tax rates. Under certain circumstances, estimates are used in the determination of temporary differences.

Deferred taxes at October 31, 2004 is a net deferred tax asset comprised of the following:

Net operating loss carryforward	$ 102,194
Depreciation	7,363
Deferred compensation	45,326
Goodwill	12,224
Reserves	86,249
Charitable contribution carryover	18,378
Other post employment benefits	5,131
Other	888
	$ 277,753

The Company had no deferred tax valuation allowance at October 31, 2004. The Parent and the Company believe that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized prior to their expiration.

(000's omitted)

9. Income Taxes (continued)

Income taxes refunded, net of amounts paid, totaled approximately $86,981 for the year ended October 31, 2004. These amounts include estimated payments made during the year.

As of October 31, 2004, the Company has available unutilized federal and state net operating loss ("NOL") carryforwards that may be applied against future taxable income that expire as follows each respective year ended October 31:

	Federal	State
2021	$ -	$ 18,386
2022	129,526	76,748
2023	-	-
2024	-	573,317
	$ 129,526	$ 668,451

In general, for NYS & NYC tax purposes, the Inc. federal consolidated group files as two separate combined groups; a general corporation combined group, and a banking corporation combined group. As a result of these separate filing groups, state NOL's can materially differ from federal NOL's.

The Company is a member of the general corporation combined group. The Company has entered into an intercompany tax allocation agreement with the other members of the Inc. federal consolidated group included in the general corporation combined filing group. The state and local intercompany tax allocation agreement has the same terms as the federal intercompany tax allocation agreement.

For fiscal years 2003 and 2004, the banking corporation combined group reported significant taxable income. For fiscal years 2003 and 2004, the general corporation combined group reported significant taxable losses. The separation of the Inc. federal consolidated group into these two distinct combined filing groups caused the state & local NOL's to be significantly higher than the federal NOL's.

In addition, the state & local tax jurisdictions' NOL carryback may differ from the federal NOL carryback period. As a result, state and local NOL carryforwards commenced a year earlier than federal NOL carryforwards. The 2001 federal NOL has been fully utilized via carrybacks to prior taxable income years.

(000's omitted)

10. Commitments and Contingencies

Long-Term Lease Commitments

The Company occupies office space, primarily in New York City, under non cancelable operating leases expiring on various dates between 2005 and 2018. At October 31, 2004, aggregate minimum rental commitments for leases of office space currently occupied by the Company are as follows:

Year ending October 31,

2005	$ 38,815
2006	33,159
2007	9,300
2008	9,184
2009	8,807
In aggregate thereafter	19,389
	$ 118,654

Some of the Company's leases contain escalation provisions for tax and operating expenses. In addition, some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

As October 31, 2004 the Company remained primarily liable for minimum rental commitments of $80,146 for leases on premises that have been surrendered to the landlord or subleased to a third party tenant. The Company's commitment on these leases expires on various dates between 2006 and 2011. The Company expects to receive $62,701 which represents the minimum amount due from third party tenants on non cancelable subleases through 2011.

(000's omitted)

10. Commitments and Contingencies (continued)

Assigned Lease Commitments

In connection with the sale of its US Wealth Management Division to Oppenheimer, in addition to the aforementioned commitments, the Company remains contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of a default. At October 31, 2004, future minimum rental payments for leases for which the Company is contingently liable are as follows:

Year ending October 31,

2005	$ 9,009
2006	8,101
2007	7,009
2008	5,598
2009	4,336
In aggregate thereafter	19,364
	$ 53,417

Other Commitments

At October 31, 2004, the Company had outstanding commitments to borrow securities, to fund investments in partnerships and municipal bond offerings of approximately, $22,246, $12,919, and $6,014, respectively.

Litigation

The Company is a party to number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against the Company and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, the Company does not expect the outcome of any of these matters, individually or in aggregate to have a material adverse effect on its consolidated financial position. However, the outcome of any particular matter may be material to the Company's operating results for a particular period. The Company regularly assesses the adequacy of its contingent liabilities accrual including the adequacy of the accrual for Enron related matters.

10. Commitments and Contingencies (continued)

Litigation (continued)

Hedge funds

The U.S. Securities and Exchange Commission ("SEC") and the Office of the New York State Attorney General ("NYAG") are currently investigating the Company and certain affiliates relating to financing and brokerage services provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. The Company and CIBC are cooperating and will continue to cooperate with these and related investigations. During the year ended October 31, 2004, the Company established an accrual related to matters arising from the mutual fund market timing investigations.

Enron

The Company, CIBC and certain of its affiliates (collectively "CIBC") are named as defendants in various Enron related actions in the U.S. These actions include *Newby, et al v. Enron Corp., et al*, a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron's accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron's accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things disallowance of CIBC's claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. CIBC and the Company intend to vigorously defend each of the Enron related actions. The Company believes that the ultimate cost of these matters are likely to exceed the insurance coverage. As a result, the Company recorded an accrual to reflect the Company's allocated share of the

10. Commitments and Contingencies (continued)

Litigation (continued)

liability in excess of CIBC's insurance coverage for Enron-related litigation matters. The Company will pay CIBC for an allocated portion of Enron related settlements applicable to the Company and not covered by CIBC's insurance, upon request from CIBC.

On December 22, 2003, CIBC agreed with the staff of the SEC to a settlement resolving the SEC's investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, the Company paid disgorgement, penalties and interest, which was provided for in the Company's 2003 annual consolidated financial statements. This settlement concludes the SEC's investigation into Enron-related matters with respect to CIBC. On the same day, CIBC entered into an agreement with the U.S. Department of Justice ("DOJ"). The DOJ has agreed not to prosecute CIBC for violations of criminal law, that in the DOJ's view have been committed by CIBC and its former employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: CIBC's continued cooperation with the DOJ; CIBC's acceptance of responsibility for conduct of its former employees; CIBC's agreement to exit certain structured finance businesses and transactions; CIBC's agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and CIBC's retention of a law firm to monitor its compliance with these new policies and procedures. CIBC also agreed with the Federal Reserve Bank of New York and the Office of the Superintendent of Financial Institutions ("OSFI") to implement the policies and procedures outlined in CIBC's agreements with the DOJ and, for three years, to retain an independent firm to perform agreed-upon procedures with respect to CIBC's compliance with these policies. The exit from the structured finance business had no material impact on the Company's Consolidated Statement of Financial Condition.

11. Employee Benefit Plans

The Company participates in a defined contribution plans administered by an affiliate, which meet the requirements of Section 401(k) of the Internal Revenue Code. During the year ended October 31, 2004, the Company merged a frozen defined contribution plan sponsored by the Company into a plan sponsored by an affiliate for administrative purposes. The merger of the plans did not require additional contributions by the Company.

12. Postretirement Benefits

The Company, through a plan administered by an affiliate, currently provides certain health care and life insurance benefits to eligible retired employees and accounts for such benefits under SFAS No. 106, *"Employers Accounting for Postretirement Benefits Other Than Pensions"("SFAS No.106").* SFAS No. 106 requires the accrual of the expected costs of providing these benefits during the years that the employee renders the necessary service.

The Company, other affiliates and U.S. employees of CIBC participate in CIBC's noncontributory defined benefit plan (the "Pension Plan").

The Pension Plan benefit payment formula is generally based upon retired employees' length of service and a percentage of qualifying compensation during the final years of employment. The affiliates' funding policy is to contribute the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those reasonably expected to be earned by employees in the future.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Consolidated Statement of Financial Condition at the October 31, 2004 fair value of the securities. The Company will incur a loss if the market price of the securities increases subsequent to October 31, 2004.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients, to manage its exposure to market risks and in connection with its normal proprietary trading activities. These transactions include the purchase and sale of forward and futures contracts, when issued securities and the writing of exchange-traded and over-the-counter options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts and when issued securities from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The contractual or notional amounts of these instruments as of October 31, 2004 are set forth below:

Derivative contracts:

Financial futures contracts:	
Commitments to purchase	$ 618,000
Commitments to sell	609,100
Exchange-traded and over-the-counter options:	
Securities and stock indices purchased	51,286
Securities and stock indices written	35,430

Derivative financial instruments are reflected at fair value in the Consolidated Statement of Financial Condition. The fair value of derivative financial instruments at October 31, 2004 is included in receivable from and payable to broker-dealers and clearing organizations for financial futures contracts, and securities owned and securities sold, not yet purchased at fair value for equity options.

The notional or contractual amounts above do not represent the potential market risk to the Company but are an indication of the volume of these transactions. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

The notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract. The Company's exposure to credit risk associated with these contracts is the replacement cost of these contracts.

As agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As general partner, the Company is contingently liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. In the opinion of the Company, such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings.

The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

(000's omitted)

14. Net Capital Requirements

As a registered broker-dealer and member firm of the New York Stock Exchange ("NYSE"), the Company is subject to the SEC Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As a Futures Commission Merchant regulated by the CFTC, the Company is subject to the risk-based minimum capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and overseas. In the United States, the Company is required to maintain "adjusted net capital" equivalent to $250 or 4% of the non-customer risk maintenance margin requirement as defined by the CFTC, whichever is greater.

As of October 31, 2004, the Company's net capital under the Uniform Net Capital Rule was $816,822 and the amounts in excess of 2% and 5% of aggregate debit items were $781,620 and $728,817, respectively.

15. Discontinued Operations

In February 2003, the Company sold its US Wealth Management Division to Oppenheimer and exited this line of business in the U.S. Accordingly, the consolidated statement of financial condition reflects the net assets of the Wealth Management Division as discontinued operations in accordance with SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets.* There were no adjustments needed to reduce assets and liabilities to net realizable value.